SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                Choicepoint Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.10
                         (Title of Class of Securities)

                                   170388102
                                 (CUSIP Number)

                               Peter A. Hochfelder
                           c/o Brahman Management, L.L.C.
                             277 Park Avenue, 26th Floor
                              New York, New York 10172
                                  (212) 941-1400
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 October 22, 1997
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

SCHEDULE 13D

CUSIP No. 385189105                                         Page 2 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        243,600
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     243,600

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     243,600

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.7%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 3 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        318,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     318,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     318,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.2%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 4 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        419,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     419,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     419,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 5 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        981,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     981,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     981,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.8%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 385189105                                         Page 6 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        522,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     522,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     522,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.6%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No. 385189105                                         Page 7 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,084,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,084,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,084,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.5%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 8 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,084,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,084,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,084,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.5%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 9 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,084,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,084,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,084,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.5%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                           Page 10 of 18 Pages

          The Schedule 13D initially filed on September 19, 1997, by the signatories hereto relating to the Common Stock, par value $.10 per share (the "Common Stock"), issued by Choicepoint Inc., a Georgia corporation (the "Company"), whose principal executive offices are at 1000 Alderman Drive, Alpharetta, Georgia 30005, is hereby amended by this Amendment No. 1 to the
Schedule 13D as follows:
Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          The first sentence of Item 3 is hereby deleted and the following inserted in its place:
          Since the initial Schedule 13D filing, (i) Brahman II purchased 22,400 shares of Common Stock at a net investment cost of $859,243 (including commissions); (ii) Brahman Institutional purchased 59,400 shares of Common Stock at a net investment cost of $2,309,191 (including commissions); (iii) BY Partners purchased 98,600 shares of Common Stock at a net investment cost of $3,838,078 (including commissions); and (iv) Brahman Capital purchased 17,600 shares of Common Stock at a net investment cost of $666,738 (including commissions) for the account of Brahman Offshore.
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby deleted and the following inserted in its place:
          (a) As of the close of business on October 28, 1997, (i) Brahman II owns beneficially 243,600 shares of Common Stock, constituting approximately 1.7% of the shares outstanding; (ii) Brahman Institutional owns beneficially

                                                         Page 11 of 18 Pages
318,200 shares of Common Stock, constituting approximately 2.2% of the shares outstanding; (iii) BY Partners owns beneficially 419,500 shares of Common Stock, constituting approximately 2.9% of the shares outstanding; (iv) Brahman Management owns beneficially 981,300 shares of Common Stock, constituting approximately 6.8% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners and Brahman Institutional pursuant to clauses (i)-(iii) herein); (v) Brahman Capital owns beneficially 522,500 shares of Common Stock, constituting approximately 3.6% of the shares outstanding (such amounts are inclusive of the 103,000 shares held for the discretionary account that Brahman Capital manages for Brahman Offshore and 419,500 shares held by BY Partners); and (vi) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially 1,084,300 shares of Common Stock, constituting approximately 7.5% of the shares outstanding. Brahman Management, Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 1,084,300 shares, constituting approximately 7.5% of the shares outstanding. The percentages used herein are calculated based upon the 14,468,689 shares of Common Stock stated to be issued and outstanding at August 8, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 29, 1997.

                                                         Page 12 of 18 Pages
           Item 5(c) is hereby amended to add the following:
           The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all other transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to item 5(a) above during such period.

                                                          Page 13 of 18 Pages

                                SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 29, 1997
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 14 of 18 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  President


                                    /s/ Peter A. Hochfelder
                                          Peter A. Hochfelder


                                    /s/ Robert J. Sobel
                                          Robert J. Sobel


                                    /s/ Mitchell A. Kuflik
                                          Mitchell A. Kuflik

                                                          Page 15 of 18 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  9/30/97                    4,500                            37.50000
 10/17/97                   11,200                            38.74875
 10/27/97                    4,500                            38.12500
 10/28/97                    2,200                            38.00000

                                                          Page 16 of 18 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  9/30/97                    5,900                            37.50000
 10/17/97                   14,700                            38.74875
 10/22/97                   30,000                            39.32110
 10/27/97                    5,900                            38.12500
 10/28/97                    2,900                            38.00000

                                                          Page 17 of 18 Pages

                                  Schedule A

                             BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  9/30/97                    7,700                            37.50000
  10/3/97                    5,000                            39.00000
 10/17/97                   19,300                            38.74875
 10/20/97                    5,000                            39.33750
 10/22/97                   50,000                            39.32110
 10/27/97                    7,700                            38.12500
 10/28/97                    3,900                            38.00000

                                                          Page 18 of 18 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                      Brahman Partners II Offshore, Ltd.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  9/23/97                    8,000                            37.25000
  9/30/97                    1,900                            37.50000
 10/17/97                    4,800                            38.74875
 10/27/97                    1,900                            38.12500
 10/28/97                    1,000                            38.00000